Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary of the material terms of the capital stock of Skillz Inc. is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”) and the warrant-related documents described herein, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. We urge you to read each of our Charter, our Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. Unless the context requires otherwise, all references to “we”, “us,” “our,” the “Company” and “Skillz” in this section refer solely to Skillz, Inc. and not to our subsidiaries.
Authorized Capital Stock
We are authorized to issue 635,000,000 shares, consisting of 500,000,000 shares of Class A common stock, par value $0.0001 per share, 125,000,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Class A Common Stock
Voting Rights
Holders of Class A common stock are entitled to cast one vote per share. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of Class A common stock are not entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of Class A common stock share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the Board of Directors of Skillz (the “Board”) out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of Skillz, each holder of Class A common stock will be entitled, pro rata on a per share basis, to all assets of Skillz of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock then outstanding.
Other Matters
Holders of shares of Class A common stock do not have subscription, redemption or conversion rights. All the outstanding shares of Class A common stock will be validly issued, fully paid and nonassessable.
Class B Common Stock
Voting Rights
Holders of Class B common stock are entitled to cast 20 votes per share. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of Class B common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of Class B common stock share ratably (based on the number of shares of Class B common stock held) if and when any dividend is declared by the Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class B common stock with respect to the payment of dividends.
Optional Conversion Rights
Holders of Class B common stock have the right to convert shares of their Class B common stock into fully paid and non-assessable shares of Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to Skillz.
Mandatory Conversion Rights
Holders of Class B common stock shall have their Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:
(1)Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.

(2)Upon the first date on which Andrew Paradise, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the Class B common stock) collectively held by Mr. Paradise and his permitted transferees.

(3)Upon the date specified by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B common stock, voting as a separate class.
Liquidation Rights
On the liquidation, dissolution, distribution of assets or winding up of Skillz, each holder of Class B common stock will be entitled, pro rata on a per share basis, to all assets of Skillz of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock then outstanding.
Preferred Stock
Our Charter provides that the Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and to determine and fix the number of shares constituting any such class or series, the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of Skillz’s assets, which rights may be greater than the rights of the holders of the common stock. We do not have any outstanding preferred stock as of the date of this prospectus.

The purpose of authorizing the Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Skillz’s outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Class A common stock.
In December 2020, we completed the transactions (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corporation, a Delaware corporation (“FEAC”), FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Old Skillz (which we define as Skillz Inc. prior to the Business Combination and Skillz Platform Inc. after the Business Combination), and solely in his capacity as the representative of the Old Skillz stockholders, Andrew Paradise as stockholder representative (the “Merger Agreement”), including the merger of Merger Sub with and into Old Skillz, pursuant to which (i) Old Skillz survived the merger as a wholly owned subsidiary of Skillz Inc. (“New Skillz”) and (ii) the Old Skillz stockholders and the holders of Old Skillz options and warrants exchanged their Old Skillz capital stock and Old Skillz options for equity interests in New Skillz.
After the Business Combination, options to purchase shares of Old Skillz common stock that were outstanding and unexercised, whether or not then vested or exercisable, were assumed by New Skillz and were converted into options to acquire shares of New Skillz Class A common stock (other than in the case of Mr. Paradise, who received options exercisable for New Skillz Class B common stock) with the same terms and conditions as applied to the Old Skillz options immediately prior to the effective time of the Business Combination provided that the number of shares underlying such New Skillz options was determined by multiplying the number of shares of Old Skillz common stock subject to such options immediately prior to the effective time, by the ratio determined by dividing the merger consideration value by $10.00 (the product being the “option exchange ratio”) and the per share exercise price of such New Skillz options were determined by dividing the per share exercise price of the Old Skillz options immediately prior to the effective time by the option exchange ratio. As of December 31, 2021, unvested options to purchase 14,570,052 shares of New Skillz common stock were outstanding, with a weighted average exercise price of $14.69 per share.
Warrants
Public Warrants
As part of FEAC’s initial public offering, 17,250,000 Public Warrants were sold. The Public Warrants entitled the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustments. The Public Warrants were only exercisable for a whole number of shares of Class A common stock. No fractional shares were issued upon exercise of the warrants. The Public Warrants had an expiration date of 5:00 p.m. New York City time on December 16, 2025, or earlier upon redemption or liquidation. The Public Warrants were listed on the NYSE under the symbol “SKLZ.WS.”
The Company was permitted to call the Public Warrants for redemption starting anytime, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of Class A common stock equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sent the notice of redemption to the warrant holders, provided there was an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants at such time.
On July 16, 2021, the Company announced the redemption of all Public Warrants that remained outstanding on August 16, 2021. On August 16, 2021, 5,888,294 Public Warrants remained unexercised at 5pm New York City time, and such warrants expired and were no longer exercisable, and the holders of those Public Warrants are entitled to receive only the redemption price of $0.01 per warrant. As of December 31, 2021, there were no outstanding public warrants.
Private Placement Warrants
As of December 31, 2021, there were 4,535,728 private placement warrants outstanding. The private placement warrants are not redeemable by Skillz for cash so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the initial purchasers thereof or their permitted transferees, the private placement warrants will be redeemable by Skillz and exercisable by the holders as set forth below.
All holders of private placement warrants may pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Exclusive Forum
Our Charter provides that, to the fullest extent permitted by law, unless we otherwise consent in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (1) any derivative action or proceeding brought on behalf of Skillz, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Company, (3) any action asserting a claim against Skillz arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Charter or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Charter or the Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). This exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our Charter. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our or directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Anti-Takeover Effects of Provisions of the Charter, the Bylaws and Applicable Law
Certain provisions of the Charter, Bylaws, and laws of the State of Delaware, where Skillz is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the Class A common stock and the Class B common stock. Skillz believes that the benefits of increased protection give Skillz the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Skillz and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, on which our Class A common stock is listed, require stockholder approval of certain issuances equal to exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.
Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Skillz by means of a proxy contest, tender offer, merger, or otherwise.
Dual Class Stock
As described above, the Charter provides for a dual class common stock structure, which provides Mr. Paradise with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Skillz or its assets.
Number of Directors
The Charter and the Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the Board; providing, however, that unless otherwise approved by (i) if before the first date on which the issued and outstanding shares of Class B common stock represents less be entitled to vote in the election of directors at an annual meeting of stockholders, the holders of a majority in voting power of the shares of capital stock of Skillz that would then be entitled to vote in the election of directors at an annual meeting or by written consent, or (ii) if after the first date on which the issued and outstanding shares of Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of Skillz that would then be entitled to vote in the election of directors at an annual meeting of stockholders, by the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of Skillz that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the number of directors may not exceed seven. The number of directors is currently set at seven.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Skillz with certain information. Generally, to be timely, a stockholder’s notice must be received at Skillz’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Skillz.
Limitations on Stockholder Action by Written Consent
The Charter provides that, subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of Skillz must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting, provided that prior to the first date on which the issued and outstanding shares of Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of the Company that would then be entitled to vote in the election of directors at an annual meeting of stockholders, any action required or permitted to be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Amendment of the Charter and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our Charter provides that it may be amended by Skillz in the manners provided therein or prescribed by statute. The Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of Skillz entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Charter providing for the capital stock of Skillz, amendment of the Charter, amendment of the Bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.
So long as any shares of our Class B common stock are outstanding, Skillz may not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of Class B common stock or other, powers, preferences, or special rights of the shares of Class B common stock, (2) to provide for each share of Class A common stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided in the Charter or required by the DGCL, or (3) to otherwise adversely impact or affect the rights, powers, preferences, or privileges of the shares of Class B common stock.
So long as any shares of our Class A common stock shares are outstanding, Skillz may not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of Class A common stock or other rights, powers, preferences, or privileges of the shares of Class A common stock or (2) to provide for each share of Class B common stock to have more than 20 votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided in the Charter or required by the DGCL.
The Charter also provides that, subject to the terms of any preferred stock, the Board shall have the power to adopt, amend, alter, or repeal the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Charter. The stockholders of Skillz are prohibited from adopting, amending, altering, or repealing the Bylaws, or to adopt any provision inconsistent with the Bylaws, unless such action is approved, in addition to any other vote required by the Charter, by the requisite stockholder consent.
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Skillz’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since Skillz has not opted out of Section 203 of the DGCL, it applies to Skillz. As a result, this provision makes it more difficult for a person who is an “interested stockholder” to effect various business combinations with Skillz for a three-year period. This provision may encourage companies interested in acquiring Skillz to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of Skillz or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The Bylaws provide that Skillz must indemnify and advance expenses to Skillz’s directors and officers to the fullest extent authorized by the DGCL. Skillz also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Skillz directors, officers, and certain employees for some liabilities. Skillz believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Skillz and its stockholders. In addition, your investment may be adversely affected to the extent Skillz pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of Skillz’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Charter provide for the renouncement by Skillz of any interest or expectancy of Skillz in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of Skillz who is not an employee or office of Skillz or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of Skillz expressly and solely in that director’s capacity as a director of Skillz.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, Skillz’s stockholders will have appraisal rights in connection with a merger or consolidation of Skillz. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of Skillz’s stockholders may bring an action in Skillz’s name to procure a judgment in Skillz’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Skillz’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent for our capital stock is Continental Stock Transfer & Trust Company.